UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MACY’S, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55616P104
(CUSIP Number)

c/o Jan Bilek

Marek Spurny

Parizska 26

Prague 110 00

Czech Republic

Tel: (+420) 232-005-200

With copies to:

Colin Diamond
Chang-Do Gong

White & Case LLP

1221 Avenue of the Americas

New York, NY 10020-1095

+1 (212) 819 8200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Vesa Equity Investment S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
BK, WC, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
15,536,538

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
15,536,538

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,536,538

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EP Investment S.à r.l.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
15,536,538*

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
15,536,538*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,536,538*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

*	Consists of 15,536,538 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

CUSIP No. 55616P104

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Daniel Křetínský

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☐
		(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)		☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
15,536,538*

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
15,536,538*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,536,538*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%**

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*	Consists of 15,536,538 shares of common stock of the Issuer held of record by Vesa Equity Investment S.à r.l. See Item 2 of the Schedule 13D for information on the reporting person’s indirect beneficial ownership of the common stock.

**	This percentage is calculated based on 309,645,426 shares of common stock of the Issuer outstanding as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

Item 1. Security and Issuer.

This report on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”) of Macy’s, Inc., a corporation organized under the laws of the State of Delaware (the “Issuer”). The address of the principal executive offices of the Issuer is 151 West 34th Street, New York, New York 10001.

Item 2. Identity and Background.

(a) Reporting Persons

This Schedule 13D is being filed jointly by (i) Vesa Equity Investment S.à r.l., a company organized and existing under the laws of Luxembourg (“Vesa Equity”), (ii) EP Investment S.à r.l. , a company organized and existing under the laws of Luxembourg (“EP Investment”), and (iii) Daniel Křetínský (each a “Reporting Person” and, collectively, the “Reporting Persons”).

The Reporting Persons have signed a joint filing agreement pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, which is filed as Exhibit 99.4 hereto.

The principal shareholder of Vesa Equity is EP Investment, which is ultimately beneficially owned by Daniel Křetínský. Information regarding the directors, executive officers and principal shareholders of Vesa Equity and EP Investment is set forth in the table below.

Covered Persons

The directors and executive officers of Vesa Equity and EP Investment (each a “Covered Person” and, collectively, the “Covered Persons”) are set forth below. The name, present principal occupation, principal business address, and country of citizenship of each of the Covered Persons is set forth below, along with the principal business address of the employer of each of the Covered Persons.

Name	Principal Business Address of Employer	Present Principal Occupation or Employment	Citizenship
Daniel Křetínský	Parizska 26, Prague 110 00, Czech Republic	Director of EP Investment S.a r.l.; Chairman of the Board of Directors of Energetický a průmyslový holding, a.s.	Czech Republic
Marek Spurný	Parizska 26, Prague 110 00, Czech Republic	Director of EP Investment S.a r.l.; Director of VESA Equity Investment S.a r.l.; Director and General Counsel of Energetický a průmyslový holding, a.s.	Czech Republic
Pavel Horský	Parizska 26, Prague 110 00, Czech Republic	Director of VESA Equity Investment S.a r.l.; Director and Chief Financial Officer of Energetický a průmyslový holding, a.s.	Czech Republic
Pascal Leclerc	c/o Vesa Equity Investment S.à r.l., 39 Avenue John F Kennedy, Luxembourg	Director of Vesa Equity Investment S.a r.l.; Director of EP Investment S.a r.l.	France
Marc Molitor	c/o Vesa Equity Investment S.à r.l., 39 Avenue John F Kennedy, Luxembourg	Director of Vesa Equity Investment S.a r.l.; Director of EP Investment S.a r.l.	Luxembourg

(b) The address of the principal office of each of Vesa Equity and EP Investment is 39 Avenue John F. Kennedy, L-1855, Luxembourg, Luxembourg.

The address of the principal office of Daniel Křetínský is Parizska 26, 110 00 Prague, Czech Republic.

The principal business occupation or employment of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(c) Vesa Equity is engaged in investing in listed companies. EP Investment is engaged in investing in listed and non-listed companies. The present principal occupation of Daniel Křetínský and of each of the Covered Persons and the name, principal business and address of the organizations in which such occupation is conducted is set forth in the table in Item 2(a).

(d) During the last five years, none of the Reporting Persons has been convicted, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been convicted, in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons has been a party, and, to the Reporting Persons’ knowledge, none of the Covered Persons has been a party, to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please refer to Item 6 on each cover sheet for each Reporting Person. The citizenship of each of the Covered Persons is set forth in Item 2(a).

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. To the extent required by Item 3, the information in Schedule A is incorporated by reference herein.

On January 15, 2020, Vesa Equity entered into an Intragroup Revolving Facility Agreement and subsequently, on February 17, 2020, entered into a First Amendment and Restatement Agreement to such Intragroup Facility Agreement, with Energetický a průmyslový holding, a.s. (the “Loan Agreement”), pursuant to which Vesa Equity may draw up to EUR 250 million in order to acquire an equity interest in publicly traded companies and pay certain costs related thereto.

On July 28, 2017, Vesa Equity entered into a Commission Agreement with J&T Banka, a.s. (“J&T”) (the “Commission Agreement”), pursuant to which J&T agreed to purchase, sell or transfer certain financial instruments in its own name and on Vesa Equity’s account. The Commission Agreement serves as a basis for a margin loan provided to Vesa Equity for the purpose of acquiring a basket of listed shares in the European Union and United States.

Approximately $34.1 million and $50.0 million of the funds used to purchase the Common Stock described herein were derived from the Loan Agreement and the Commission Agreement, respectively.

The foregoing descriptions of the Loan Agreement and Commission Agreement are qualified in their entirety by reference to the Loan Agreement and Commission Agreement filed as Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and incorporated by reference herein.

Item 4. Purpose of Transaction.

To the extent required by Item 4, the information in Item 3 and Item 6 is incorporated by reference herein.

The Reporting Persons acquired the securities for strategic investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. The Reporting Persons intend to engage in constructive discussions with the Issuer’s management and/or board of directors, other stockholders of the Issuer and other interested parties that may relate to the business, management, operations (including cost structure), assets, capitalization, financial condition, strategic plans, governance and board composition and the future of the Issuer.

The Reporting Person may make additional proposals that may include proposing, considering or undertaking one or more of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) Aggregate number and percentage of securities

Vesa Equity is the owner of record of 15,536,538 shares of Common Stock, or 5.0% of the issued and outstanding Common Stock. Each of the Reporting Persons, as a result of the relationships described in Item 2, may be deemed to directly or indirectly beneficially own the Common Stock held by Vesa Equity. Each of the Reporting Persons disclaims beneficial ownership in all shares of Common Stock reported herein, except to the extent of its respective pecuniary interest therein.

See also rows 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock beneficially owned by each of the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on 309,645,426 shares of Common Stock outstanding of the Issuer, as of February 29, 2020, as set forth in the Issuer’s annual report on Form 10-K filed with the SEC on March 30, 2020.

(b) Power to vote and dispose

See rows 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days

Transactions by the Reporting Persons (on behalf of Vesa Equity) effected during the past 60 days are set forth in Schedule A below and such information is incorporated herein by reference.

(d) Certain rights of other persons

Not applicable.

(e) Date ceased to be a 5% owner

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

The loans under the Loan Agreement mature on January 15, 2021, subject to any mutually agreed extension. The margin loan does not have a fixed term. Upon the occurrence of certain events that are customary for such loans, J&T may exercise its rights to require Vesa Equity to pre-pay the loan proceeds advanced or post additional collateral, and J&T may exercise its rights to foreclose on, and dispose of, the pledged shares and other collateral, in each case, in accordance with the Commission Agreement and any related agreements.

The foregoing descriptions of the Loan Agreement and Commission Agreement are qualified in their entirety by reference to the Loan Agreement and Commission Agreement filed as Exhibit 99.5 and Exhibit 99.6, respectively, to this Schedule 13D and incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit No.	Description
99.1	Power of Attorney of Vesa Equity Investment S.à r.l., dated as of May 11, 2020.
99.2	Power of Attorney of EP Investment S.à r.l., dated as of May 11, 2020.
99.3	Power of Attorney of Daniel Křetínský, dated as of May 11, 2020.
99.4	Joint Filing Agreement, dated as of May 11, 2020, by and among the Reporting Persons.
99.5	First Amendment and Restatement Agreement to Intragroup Facility Agreement, dated as of February 17, 2020, between Vesa Equity Investment S.à r.l. and Energetický a průmyslový holding, a.s.
99.6	Commission Agent Agreement, dated July 28, 2017, between Vesa Equity Investment S.à r.l. and J&T Banka, a.s.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 11, 2020

VESA EQUITY INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

EP INVESTMENT S.À R.L.

/s/ Marek Spurny
By:	Marek Spurny
Title:	Authorized Signatory

/s/ Pascal Leclerc
By:	Pascal Leclerc
Title:	Authorized Signatory

DANIEL KŘETÍNSKÝ

/s/ Daniel Kretinsky
By:	Daniel Kretinsky

Schedule A

Transactions

The following table sets forth all transactions by the Reporting Persons (on behalf of Vesa Equity) with respect to Common Stock effected in the last 60 days, inclusive of any transactions effected through 4:00 p.m., New York City time, on May 8, 2020. Except as otherwise noted below, all such transactions were purchases of Common Stock effected in the open market, and the table excludes commissions paid in per share prices.

Nature of Transaction	Common Stock Purchased	Price Per Share ($)	Date of Purchase
Buy	1,501,311	6.0294	4/14/2020
Buy	3,025,341	5.7008	4/15/2020
Buy	2,669,013	5.7110	4/16/2020
Buy	2,219,826	4.8554	4/22/2020
Buy	270,827	4.8327	4/23/2020
Buy	3,186,950	4.8440	4/24/2020
Buy	9,100	5.1000	4/27/2020
Buy	254,170	5.6900	4/30/2020
Buy	2,400,000	5.6302	5/1/2020